September 21, 1999


Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Citizens First Corporation and, under the date of April 8, 1999, we reported on the financial statements of Citizens First Corporation as of and for the years ended December 31, 1998 and 1997. On September 9, 1999, our appointment as principal accountants was terminated. We have read Citizens First Corporation's statements included under
Item 4 of its Form 8-K dated September 10, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with Citizens First Corporation's statement that it has engaged Baird, Kurtz & Dobson as independent accountants.

Very truly yours,

/s/KPMG LLP

Louisville, Kentucky